Exhibit 99.1

Viña Concha y Toro enters the real estate industry

Following decades of investment in property for the development of vineyards, current value appreciation has enabled Viña Concha y Toro to enter the real estate industry for the first time.

Santiago, January 4, 2017: Viña Concha y Toro today announced its entry into the real estate industry, in addition to its principal activity of wine production, and the creation of a subsidiary that will be especially dedicated to the management of this new business unit.

“The acquisition of land to plant vineyards has been a fundamental pillar of the company’s business model. This property purchasing plan has increased significantly in recent years, with the company’s land assets growing from a surface area of 6,600 hectares in 2000 to 17,000 in 2016. In line with this permanent purchasing plan and after analyzing the progressive appreciation of our property, today we are taking a significant step by entering the real estate business to maximize the financial value of our agricultural assets, primarily those that are located in urban and rural areas with high value appreciation. This initiative opens unsuspected growth opportunities to us, given the return that can be obtained through the long-term strategic management of this valuable property. It constitutes an extension and reorientation of the use of assets held by the Winery, enabling the profitability of our wine production business to be increased,” said Eduardo Guilisasti, CEO of Viña Concha y Toro.

Among its Chilean assets, in the Santiago Metropolitan Region alone – and in particular in the communes of Puente Alto, San Bernardo and Buin – the land owned by the company reaches an area of 400 hectares. This does not include the vineyards dedicated to the production of the company’s high-quality wines in this region, which constitute a key pillar of the Winery’s operations. It is important to highlight that, including its vineyards, the company owns a total of 880 hectares in this area. Additionally, Viña Concha y Toro holds a significant amount of land throughout the country that borders with urban areas and has a high-potential for real estate development.

The company will establish a dedicated real estate management team to run this new subsidiary. This team will be made up of professionals with experience in the industry, who will evaluate the different alternatives that are open to the Winery in this area in order to analyze the best options, identify experienced developers, and implement new projects and businesses in the medium to long term.

“If you observe the current speed of development in the country, it is clear that the value of the Winery’s assets has increased over time, and will continue to do so in the future. We have to be prepared and establish a specialized area that can make the best decisions regarding the management of this real estate in order for these assets to generate value for our shareholders,” Guilisasti said.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

Further information:

-	Viña Concha y Toro is the second largest wine producer in the world in terms of planted surface area (10,804 hectares).
-	The Winery has a presence in the 9 main wine-producing valleys in Chile with 52 vineyards.
-	A central pillar of the company’s strategy has been its sustained investments in proprietary vineyards and technology, as well as production, winemaking and technical capacity throughout Chile.

-	Viña Concha y Toro is a leading company in the global wine industry. The Group has production operations in three countries — Chile, Argentina and the United States — and has consolidated its global position with a presence in 145 countries.